



Pernod Ricard

Pernod Ricard sells its calvados business

Paris, May 26th 2003 - Pernod Ricard today announces that it has sold its calvados business, Distillerie Busnel, to La Martiniquaise. The sale epitomises Pernod Ricard's drive to refocus on its top-priority brands and markets. It also enables La Martiniquaise to consolidate its calvados operations in France and to take the number-one position in this market.

Pernod Ricard remains the exclusive distributor for the Anée, Busnel, Beaujour and Lancelot brands in the on-trade market in France, and also distributes Busnel to leading export markets.

Distillerie Busnel sold 1.45 million litres of calvados in 2002, generating sales of €7 million.

Contacts

Francisco de la Vega / Media — Tel: +33 (0)1 41 00 40 95
Patrick de Borredon / Investor Relations — Tel: +33 (0)1 41 00 41 71

For more information about Pernod Ricard, please visit our website :
www.pernod-ricard.com